

Mail Stop 4628

May 12, 2017

David A. Veltri
President and Chief Executive Officer
U.S. Energy Corp.
4643 S. Ulster Street, Suite 970
Denver, CO 80202

> **Re: U.S. Energy Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 21, 2017**
> **File No. 0-06814**

Dear Mr. Veltri:

We have limited our review of your filing to those issues we have addressed in our comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 5: Approval of the Issuance of Shares Pursuant to a Securities Purchase Agreement and Warrants, page 15

Summary

1.   You disclose on page 15 that you have filed a registration statement to register the resale of the warrant shares and are "required to use [your] commercially reasonable efforts to cause the registration statement to become effective no later than the initial exercise date." We note that this proposal is related to the warrant shares and the initial exercise date on the warrants is June 21, 2017. We further note that your annual meeting of shareholders is scheduled for June 30, 2017. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until those comments have been resolved and you have received shareholder approval for the issuance of shares pursuant to the securities purchase agreement and warrants. As necessary, please revise your disclosure accordingly.

2.   We note that the Common Stock Purchase Warrant you have attached as Appendix C is not an executed version. Therefore, certain terms, such as the "floor price" of the anti-dilution provision, are not included. Please file an executed version of the Warrant and revise your disclosure to clarify the mechanics of the anti-dilution provision and the elimination of the floor price upon shareholder approval. In this regard, specifically indicate that you are seeking shareholder approval under Nasdaq Rule 5635 since the anti-dilution provision will result in the issuance of shares at less than the greater of market price or book value per share.

3.   Revise your disclosure to explain the potential consequences and impact on the Company if you do not receive the requisite shareholder approval for the issuance of the shares pursuant to the securities purchase agreement and warrants.

Effect of the Purchase Agreement on Current Shareholders, page 17

4.   Please expand your disclosure in this proposal to describe the general effect upon the rights of existing shareholders. This disclosure should describe in particular the dilutive impact on the voting power of existing shareholders if shareholders approve the share issuance pursuant to the securities purchase agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or me, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources